

October 26, 2011

Via Facsimile
Ms. Rebecca Gregarek
President and Chief Executive Officer
Art Dimensions, Inc.
3636 S. Jason Street
Englewood, Colorado 80113

>   **Re: Art Dimensions, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 14, 2011**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
>   **Filed August 15, 2011**
>   **File No. 000-53853**

Dear Ms. Gregarek:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 19

Reports of Independent Registered Public Accounting Firms, pages 22 through 23

1. We note that the report of MaloneBailey, LLP (MaloneBailey) on your financial statements for the year ended December 31, 2010 makes reference in the scope paragraph of the report to reliance on the report of other auditors dated March 27, 2009, with respect to the amounts included in the cumulative column from January 28, 2008 (inception) to

December 31, 2010 for the period from January 9, 2006 (inception) to December 31, 2009. We note the following items with respect to this report which require revision:

- We note the report states that the company's financial statements for the period from January 9, 2006 (inception) to December 31, 2009 were audited by other auditors. It appears from the disclosures throughout the filing that your date of inception was January 28, 2008. Moreover, the inception date of January 9, 2006 seen in the fourth and sixth sentences of this report contradicts the inception date of January 28, 2008 seen in the first sentence of this report. Please revise the inception date as appropriate.

- Although the scope paragraph makes reference to a division of responsibility for the opinion as it relates to amounts included for the cumulative period from January 9, 2006 (inception) to December 31, 2010, the report does not include an opinion on the cumulative period. Please have your auditors revise their report to include an opinion on such amounts.

- Please revise this report and the other auditor's report to consistently disclose which periods of the financial statements were audited by the other auditor. If true, revise both reports to indicate that Ronald Chadwick audited both the cumulative period from inception through December 31, 2009 and the year ended December 31, 2009. We remind you that all periods presented on the face of your financial statements must be covered by an auditor's report included in your filing.

2. We note that Ronald R. Chadwick, P.C.'s report on your financial statements for the year ended December 31, 2009 is dated March 25, 2010. This date is different than the date of such report as referenced in the auditors' report of MaloneBailey. Please revise as appropriate.

Item 9A(T). Controls and Procedures, page 32

Management's Report on Internal Control Over Financial Reporting, page 32

3. We note that your management concluded that as of December 31, 2010 you maintained effective control over the financial reporting process. Please revise to use the same language as seen in Item 308(a)(3) of Regulation S-K and disclose, if true, that your management concluded that as of December 31, 2010 you maintained effective internal control over financial reporting. If you use alternative language, the meaning of your disclosure may not be clear.

Changes in Internal Control Over Financial Reporting, page 32

4. We note your disclosure that "We have made no change in our internal control…." Please revise to use the same language as seen in Item 308(c) of Regulation S-K and

disclose, if true, that there was no change in your internal control over financial reporting during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. If you use alternative language, the meaning of your disclosure may not be clear.

Certifications

5. Please revise your certifications to use the exact wording set forth in Item 601(b)(31) of Regulation S-K. Specifically, in the introductory language in paragraphs 4 and 5, please replace the words "I am responsible" with the wording "The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have." Use of the singular form in your Certifications is only appropriate when the same individual serves as both the principal executive and principal financial officer. Please also apply this comment to your future Forms 10-Q.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 4T. Controls and Procedures, page 12

6. We note your disclosure that "As of the end of the period covered by this report, based on an evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d)-15(e) under the Exchange Act), our Chief Executive Officer and the Chief Financial Officer each have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in our Exchange Act reports is recorded, processed, summarized, and reported with the applicable time periods specified by the SEC's rules and forms." In future filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may choose to provide no part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief